NEWS RELEASE
TSX: ELD NYSE: EGO	January 16, 2018

Eldorado Announces Preliminary 2017 Operational Results

and Partial 2018 Guidance

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today announces the Company’s 2017 operating results and preliminary cash costs, and provides partial production and cash cost guidance for 2018.

2017 Overview

•	Gold production of 285,919 ounces (including pre commercial production from Olympias); vs revised guidance of 280,000-310,000 ounces (including a Q4 revision at Kisladag). In addition, the Company produced 7,061 ounces of gold in the fourth quarter from a bulk sample at its newly acquired Lamaque project in Quebec.
•	Cash operating costs averaged $509 per ounce, in-line with revised third quarter guidance of $500 per ounce.
•	All in sustaining costs expected to be approximately $900 per ounce, in-line with revised third quarter guidance of $900 per ounce.
•	Closed the year with total liquidity of approximately $730 million, including $480 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit.
•	Completed acquisition of Integra Gold Corp. (“Integra”), commenced pre-feasibility work (including test mining), and advanced construction of the Lamaque mine and refurbishment of the associated Sigma mill.
•	Olympias Phase II completed commissioning and achieved commercial production on December 31.
•	Announced in November intention to move the Skouries project into care and maintenance due to continued permitting delays. Skouries is expected to bgrae fully ramped down in Q1 2018.
•	Hellas Gold S.A., Eldorado’s Greek subsidiary, entered into arbitration proceedings with the Greek Government and the proceedings are expected to conclude on April 6, 2018.
•	Continued exploration success at Lamaque (Canada), Bolcana (Romania), Efemcukuru (Turkey), and Stratoni (Greece).
•	Continued improvement to the overall safety record with a reduction in the total recordable injury frequency rate for the third consecutive year.

•	George Burns appointed President and CEO in April.

•	Reconfigured the Board of Directors with retirements of Paul Wright and Jonathan Rubenstein and the appointment of Dr. George Albino as the new Chair.

“2017 was a year that was overshadowed by political headwinds in Greece and technical challenges at Kisladag,” said George Burns, President and Chief Executive Officer. “With that said, I am very proud of how our team handled the opportunities and challenges of 2017. We completed the Integra acquisition, succeeded in declaring commercial production at Olympias Phase II at year-end and commenced the immense amount of technical work at our key Kisladag, Skouries and Lamaque assets. ”

“2018 is already proving to be a busy year, full of catalysts, with development underway at Lamaque and new or updated technical studies for Lamaque, Skouries and Kisladag. All three studies are expected to be completed by the end of the first quarter, which will then drive the plan for the remainder of the year.  Our overarching goal for 2018 and beyond is to move Eldorado back into a growth phase and create value for all our stakeholders.”

2017 Operating Results

	Q4 2017	YE 2017
Total
Realized gold price ($/oz)	1,281	1,263
Gold sold (oz)	67,367	264,080
Gold produced (oz) [1]	84,063	292,980
Cash operating cost ($/oz) [2,4]	577	509
Total cash cost ($/oz) [3,4]	596	532

Kisladag Mine
Gold sold (oz)	44,317	171,505
Gold produced (oz)	44,356	171,358
Tonnes to pad	3,332,990	13,061,861
Grade (g/t)	1.02	1.03
Cash operating cost ($/oz) [2,4]	604	500
Total cash cost ($/oz) [3,4]	626	522

Efemcukuru Mine
Gold sold (oz)	23,050	92,575
Gold produced (oz)	25,472	96,089
Tonnes milled	119,135	481,649
Grade (g/t)	7.46	7.01
Cash operating cost ($/oz) [2,4]	525	524
Total cash cost ($/oz) [3,4]	539	551

Olympias Mine
Gold produced (oz) [1]	7,174	18,472

Lamaque Mine
Gold produced (oz) [1]	7,061	7,061

[1]	Ounces produced include pre-commercial production at Olympias and Lamaque.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash operating costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our Q3 MD&A for an explanation and discussion of these.

2018 Partial Operating and Financial Guidance

The Company is providing partial operating and financial guidance for 2018 at this time as the technical teams continue to work on the required metallurgical testwork on the Kisladag orebody. The Company expects to be able to deliver guidance for the full year at the end of the first quarter when a sufficient amount of metallurgical testwork is completed and the technical study is complete.

Full year gold production of 160,000-190,000 ounces is expected from Olympias Phase II, Efemcukuru, and pre-commercial production at Lamaque, in addition to base metal sales and by-product credits from Stratoni and Olympias Phase II production respectively.

2018 Full Year Production (excluding Kisladag)

Mine/Project	Production (Au oz)	Cash Costs ($/oz)	Sustaining Capital Expenditure ($M)
Efemcukuru	90,000-100,000	530-570	20
Olympias	55,000-65,000	550-650 [1]	15
Lamaque	15,000-25,000 [2]	n/a	n/a
Stratoni	n/a	n/a	8
Total	160,000-190,000		43

Q1 2018 Kisladag Production

Mine/Project	Production (Au oz)	Cash Costs ($/oz)	Sustaining Capital Expenditure ($M)
Kisladag	40,000-50,000	550-650	11

[1]	Range reflects expected variability of by-product credits.
[2]	Pre-commercial production from toll milling reflects a portion of the 40,000 oz to be extracted during 2018.

2018 Capital Expenditure

Development Capital	($M)	Total Capital	($M)
Lamaque	120[1]	Total Development	191
Tocantinzinho	8	Total Capitalized Exploration	15
Olympias	30	Total Sustaining (inc. Q1 Kisladag)	54
Skouries	20	Total	260
Stratoni	4
Certej	9
Total	191

1 Includes $20 million of capitalized mine operating costs.

Principal assumptions used in the preparation of guidance for 2018 include:

Gold price: $1,250/oz	Lead price: $2,400/t	CAD vs USD 1.30	USD vs EUR 1.20
Silver price: $17/oz	Zinc price: $2,750/t	REAL vs USD 3.40	TRL vs USD 3.80

The Company has approximately $480 million in cash, cash equivalents and term deposits and $250 million in undrawn credit lines. The Company continues to review all general and administrative, capital and discretionary spending. Excluding Kisladag Q1 sustaining capital of $11 million, sustaining capital for mining operations in 2018 is estimated to be approximately $43 million, or $35 million for gold mining operations. Also excluding Kisladag, planned expenditures for mining development are expected to total $191 million, with the bulk of this anticipated to be spent in the development of the recently acquired Lamaque development project in Quebec. Exploration expenditures in 2018 are budgeted at $25 million (40% expensed and 60% capitalized), with a balanced focus on resource delineation and brownfield drilling at existing operations, and project generation within our regions of operation.

General and administrative expense for the year is expected to be approximately $45 million.

2017 Gold Operations Review and 2018 Outlook

TURKEY

Kisladag

In 2017 the revised production guidance for Kisladag was between 170,000-180,000 ounces of gold at cash costs of $500-550 per ounce. Total production of 171,358 ounces was due to lower than expected recovery rates and slower leaching from sections of the leach pad. While gold production improved in the final quarter to just over 44,000 ounces, inventory levels over the year increased by approximately 50,000 ounces. The average ore grade placed on the leach pad during the year was 1.03 grams per tonne gold and the average cash operating cost was $500 per ounce.

In the first quarter of 2018, Kisladag is expected to place 3.1 million tonnes of ore on the leach pad at a grade of 1.25 grams per tonne gold, producing 40,000-50,000 ounces of gold at cash operating costs of $550-650 per ounce. Sustaining capital expenditure for the first quarter is expected to be $11 million. The Company is continuing to evaluate all options at Kisladag and expects to release the results of the technical study by the end of the first quarter. At that time, guidance will be provided for the remainder of 2018 for Kisladag.

Efemcukuru

During 2017, Efemcukuru met production guidance of 95,000-105,000 ounces of gold at cash costs of $525-575 per ounce, finishing the year with just over 96,000 ounces of gold produced at cash operating costs of $524 per ounce.

In 2018, Efemcukuru is expected to mine and process over 480,000 tonnes of ore at an average grade of 7.0 grams per tonne gold, producing 90,000-100,000 ounces of gold, at operating costs of $530-570 per ounce. Sustaining capital expenditures for 2018 are forecast to be approximately $20 million, spent primarily on underground mine development, equipment purchase and rebuilds, and various small capital projects.

GREECE

On September 14, 2017, Hellas Gold received formal notice from the Greek Ministry of Finance and Ministry of the Environment and Energy initiating Greek domestic arbitration proceedings.  The arbitration notice alleged that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley, submitted in December 2014, is deficient and thereby is in violation of the Transfer Contract and the environmental terms of the project.  The arbitration proceedings are expected to conclude on April 6, 2018 and the Company is confident that the Technical Study is robust and consistent with the Transfer Contract, the Business Plan and the approved environmental terms of the project.

Olympias

On December 31, 2017, the Company achieved commercial production at Olympias Phase II. Over the month of December the mine satisfied our internal requirements regarding throughput and achieved mining grades and metallurgical performance. We are still working to improve dilution at the mine, flotation selectivity in the processing plant, and are working on the tailings handling system.

The Company is constructing a paste plant and installing an additional tailings filter press to provide maximum flexibility on paste and tailings handling to eliminate future bottlenecks. The filter press is expected to be commissioned during the first quarter 2018 and the paste plant is expected to be commissioned during the second quarter 2018. The start of the construction of the paste plant was delayed due to the permit from the Greek Government not being issued until September 2017.

In 2018, Olympias is expected to mine and process 390,000 tonnes of ore at an average grade of 8.4 grams per tonne, producing 55,000-65,000 ounces of gold, at operating costs of $550-650 per ounce. For 2018, sustaining capital expenditure is expected to be $15 million and development capital expenditure is expected to be $30 million.

Skouries

Project development was slowed considerably in 2017 due to continued permitting delays throughout the year. The Company announced its intention to move the project into care and maintenance in November 2017 and expects to be fully ramped down in Q1 2018. Some final earthworks are currently being carried out after some storm damage occurred during Q4 which increased the work required in the tailings area.

Development capital expenditure at Skouries for 2018 is expected to be $20 million as the project fully transitions to care and maintenance. Ongoing care and maintenance costs are estimated to be $3-5 million per year once fully ramped down.

Stratoni

During 2017, Stratoni processed 153,000 tonnes of ore at grades of 6.0% lead, 9.5% zinc and 159 grams per tonne silver, compared to original guidance of 200,000 tonnes of ore at grades of 6.0% lead, 9.7% zinc and 155 grams per tonne silver. Production was lower due to slower development of the deepest drive which limited access to some ore.

For 2018, Stratoni is expected to process 160,000 tonnes of ore at grades 7.2% lead, 8.7 % zinc and 175 grams per tonne silver. Sustaining capital expenditure at Stratoni is expected to be $8 million and development capital expenditure is expected to be $4 million for the year.

CANADA

Lamaque

During 2017 the Company completed the Integra acquisition and began work at its 100% wholly-owned Lamaque project. In addition to the ongoing resource upgrade and resource expansion drilling, the Lamaque pre-feasibility study continued on schedule and is expected to be complete with maiden reserves by the end of the first quarter 2018.

During 2017 test mining extracted 47,750 tonnes of ore with an average head grade of 8.6 g/t gold, with approximately 35,400 tonnes processed at a nearby custom milling facility.  Results from the first two batches (32,000 tonnes) indicate that gold grade was in line with expectations and recoveries were slightly higher than anticipated at an average 95.4% for the toll treatment.

Capital expenditures at Lamaque in 2018 are forecast to be $120 million, including $20 million of capitalized mine operating costs. The Company expects to extract roughly 200,000 tonnes of ore grading 7.29 grams per tonne gold, containing approximately 40,000 ounces and anticipates toll milling a portion of the ore and producing 15,000 to 25,000 ounces.

Commercial production remains forecast for 2019 and is expected to be confirmed with the release of the pre-feasibility study.

ROMANIA

Certej

The Company expects to spend approximately $9 million in development capital during 2018 with the focus on continuing infrastructure projects and advancing permitting and support engineering, as defined in the 2015 Feasibility Study.

BRAZIL

Tocantinzinho

A construction decision at Tocantinzinho has been deferred until all permits are in place and a development project review completed. Development capital spending in 2018 is expected to be $8 million.

2017 Exploration Review

Highlights of the Company’s exploration program in 2017 included:

•	Lamaque resource upgrade and resource expansion drilling: Over 31,000 metres of drilling at the Triangle deposit were completed since the July acquisition of Integra. Drilling has confirmed the quality of the current resource and highlights the upside potential of the Lamaque project, including high-grade intercepts from new zones at Triangle.
•	Completion of the year-one drilling program at Bolcana, Romania: Results of over 23,000 metres at our new Bolcana porphyry project confirm the size and potential of the system.
•	Resource conversion drilling at Efemcukuru: Infill drilling of inferred resources in the Kestane Beleni vein continued to intersect ore grades and widths, while exploration drilling at the nearby Kokarpinar vein has identified a new high-grade shoot.
•	Exploration development and underground resource expansion drilling at the Stratoni Mine: Development of the hangingwall exploration drift continued through the year, allowing completion of over 5,900 metres of underground exploration drilling that demonstrated continuity of the Mavres Petres orebody into previously untested areas.

Corporate

Board and Senior Management Changes

During 2017, the following changes were made to the Board of Directors and to Senior Management:

•	Dr. George Albino appointed as Chair, effective January 1, 2018
•	George Burns appointed as President and CEO, and elected to the Board of Directors
•	Paul Wright and Jonathan Rubenstein resigned as directors
•	Reduction in the Board size to eight directors (from 10) as well as reduced individual director and overall Board compensation
•	Jason Cho promoted to Executive Vice President, Strategy and Corporate Development

Subsequent to year-end, and following the Company’s announcement of December 27, 2017, further Committee changes include:

Compensation Committee

•	Steve Reid appointed as Chair to replace Jonathan Rubenstein
•	Dr. George Albino to replace Robert Gilmore

Sustainability Committee

•	Michael Price appointed as Chair to replace Steve Reid
•	Robert Gilmore to replace Dr. George Albino

No changes were made to the composition of the Audit Committee or the Corporate Governance and Nominating Committee.

Dividend

Pending the results of the technical reports and potential subsequent capital requirements, the Company is suspending cash payment of its semi-annual dividend payment effective the first quarter of 2018.

2017 Fourth Quarter and Year End Financials Announcement

The 2017 Fourth Quarter and Year End Financial Statements will be released after the market closes on March 21, 2018. A conference call to discuss the details will be held by senior management on March 22, 2018 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until April 6, 2018)
Date:	March 22, 2018	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	506 9276
Toll free:	888 231 8191

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s preliminary 2017 operational results and 2018 guidance, including statements or information with respect to: our preliminary operating results and cash costs; our guidance and outlook, including expected production, projected cash cost, and planned capital and exploration expenditures for 2018; our expectation as to future financial and operating performance, including future cash flow, cash costs, mineral reserve targets, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  geopolitical and economic climate (global and local), mineral tenure and permits; gold and other metal price volatility; mining operations and development; foreign country operations; sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; the sale of our Chinese assets on the Company's operations; the acquisition of Integra Gold Corp.; additional funding requirements; currency fluctuations; litigation and arbitration risks; climate change; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk factors in our business" in the Company's  most recent Annual Information Form and Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by NI 43-101 for the disclosure of technical information in this press release. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results presented are based on half-core samples of diamond drill core analyzed at accredited laboratories. Drill core from the Bolcana and Stratoni projects was prepared and analyzed at ALS Minerals laboratories in Rosia Montana, Romania and Loughrea, Ireland. Drillcore from the Lamaque project was prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All Au assays are based on fire assay analysis of a 30 gm charge followed by an atomic adsorption finish. Samples with Au grades above 5.0 g/t at the Lamaque project and 10.0 g/t at other projects were re-assayed and completed with a gravimetric finish. Cu grades at Bolcana are based on four acid digestion and an ICP-MS finish, and grades over 0.4% Cu were reassayed with four-acid digestion and an ICP-AES finish. Certified standard reference materials, field duplicate and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Krista Muhr

Vice President Investor Relations and Corporate Communications

604.607.6701 or 1.888.363.8166

kristam@eldoradogold.com

Media

Louise Burgess

Director Communications and Government Relations

604.601.6679 or 1.888.363.8166

louiseb@eldoradogold.com